

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Matthew G. Molchan
Chief Executive Officer
Digirad Corporation
1048 Industrial Court
Suwanee, Georgia 30024

   **Re: Digirad Corporation**
     **Registration Statement on Form S-1**
     **Filed April 30, 2020**
     **File No. 333-237928**

Dear Mr. Molchan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Paul Fischer at 202-551-3415 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc:  Jason Cabico, Esq.